UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MARPAI, INC.
(Name of Issuer)

Class A Common stock, $0.0001 par value
(Title of Class of Securities)

571354 109
(CUSIP Number)

Damien Lamendola c/o Marpai, Inc. 5701 East Hillsborough Ave., Suite 1417 Tampa, Florida 33610-5428 (646) 303-3483
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Damien Lamendola
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,254,129(1)
	8	SHARED VOTING POWER
7,826,531(2)
	9	SOLE DISPOSITIVE POWER
6,254,129(1)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,254,129(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Comprised of (i) 1,937,968 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Marpai, Inc. (the “Issuer”) held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, (ii) 3,726,695 shares of the Issuer’s Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings LLC (f/k/a HillCour Holding Corporation) (“HillCour Holdings”), a corporation controlled by Mr. Lamendola, and Mr. Lamendola holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC, (iii) 364,466 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $1.43 per share expiring on January 17, 2025 held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, and (iv) 225,000 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $4.00 per share expiring on December 31, 2021 held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and holds voting and dispositive power.

(2) Pursuant to the Agreement Relating to Voting Power between Co-Founders of Marpai, Inc. and Grant of a Power of Attorney and Proxy, dated June 28, 2021 (the "Power of Attorney and Proxy"), (i) HillCour Investment Fund, LLC and WellEnterprises USA, LLC (together, the "HillCour Founding Group") and (ii) Eli David, Yaron Eitan, Edmundo Gonzalez and Grays West Ventures, LLC (collectively, the "Grays Founding Group"), share voting power over a total of 7,826,531 shares of Common Stock (the “Proxy Shares”) with respect to certain specified matters described below. As a result of the Power of Attorney and Proxy, the HillCour Founding Group, of which Damien Lamendola is a member, and Grays Founding Group, are deemed to be a “group” under Rule 13d-5(d) of the Exchange Act.

The matters with respect to which such voting power is shared are: (i) any change to the composition of the Issuer’s Board of Directors, provided that all Proxy Shares shall be voted for the election of Damien Francis Lamendola (or another nominee of the HillCour Founding Group) as a director of Marpai (as well as against any proposal to remove Damien Francis Lamendola (or such other nominee) as a director of the Issuer); (ii) the sale of all or substantially all of the assets of the Issuer, the sale of all or substantially all of the capital stock of the Issuer, or a merger involving the Issuer; (iii) the replacement of the Chief Executive Officer or other C-level officers of the Issuer; (iv) the amending the corporate documents of the Issuer or otherwise approving any agreement, document or instrument in connection with fundraising of any type or structure for the Issuer; (v) approval of the Issuer’s annual budget and business plan; and (vi) the Issuer’s acquisition of any business or entity or the entry into a joint venture or other collaborative agreement with a potential target business, assets, entity, or partner.

(3) Percentage is calculated based on 20,122,896 shares of Common Stock outstanding as of October 29, 2021.

SCHEDULE 13D

CUSIP No.	571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HillCour Investment Fund, LLC 81-5352590
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0(4)
	8	SHARED VOTING POWER
7,826,531(4)(2)
	9	SOLE DISPOSITIVE POWER
0(4)
	10	SHARED DISPOSITIVE POWER
2,527,434(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,527,434(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(4) Comprised of (i) 1,937,968 shares of Common Stock of the Issuer held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, (ii) 364,466 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $1.43 per share expiring on January 17, 2025 held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, and (iii) 225,000 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $4.00 per share expiring on December 31, 2021 held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and holds voting and dispositive power.

SCHEDULE 13D

CUSIP No.	571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WellEnterprises USA, LLC 46-0837544
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0(5)
	8	SHARED VOTING POWER
7,826,531(5)(2)
	9	SOLE DISPOSITIVE POWER
0(5)
	10	SHARED DISPOSITIVE POWER
3,726,695(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,726,695(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.5%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(5) Comprised of 3,726,695 shares of the Issuer’s Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a LLC controlled by Mr. Lamendola. Mr. Lamendola holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”) of Marpai, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 5701 East Hillsborough Ave., Suite 1417, Tampa, FL 33610-5428.

Item 2.	Identity and Background

Damien Lamendola

(a)	This Schedule 13D is being filed by Damien Lamendola.

(b)	The principal business address of Damien Lamendola is 4532 W. Kennedy Blvd. #302, Tampa, FL 33609.

(c)	Damien Lamendola is a member of the Issuer’s Board of Directors. Damien Lamendola’s principal business is serving as a member of the management team of an investment management firm.

(d)	During the last five years, Damien Lamendola has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Damien Lamendola has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and he was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

(f)	Damien Lamendola is a United States citizen.

HillCour Investment Fund, LLC

(a)	This Schedule 13D is being filed by HillCour Investment Fund, LLC .

(b)	The principal business address of HillCour Investment Fund, LLC is 4532 W. Kennedy Blvd. #302, Tampa, FL 33609.

(c)	HillCour Investment Fund, LLC’s principal business is portfolio management, and its principal business address is provided above in 2(b).

(d)	During the last five years, HillCour Investment Fund, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the HillCour Investment Fund, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and it was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

WellEnterprises USA, LLC

(a)	This Schedule 13D is being filed by WellEnterprises USA, LLC.

(b)	The principal business of WellEnterprises USA, LLC is investment management, and its principal business address is 4532 W. Kennedy Blvd. #302, Tampa, FL 33609.

(c)	WellEnterprises USA, LLC’s principal business is administering, overseeing, and managing other establishments of the company or enterprise, and its principal business address is provided above in 2(b).

(d)	During the last five years, WellEnterprises USA, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the WellEnterprises USA, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and it was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

Item 3.	Source and Amount of Funds or Other Considerations

HillCour Investment Fund, LLC expended an aggregate of approximately $2.5 million of its working capital to acquire: (i) 1,937,968 shares of the Issuer’s Common Stock; (ii) 364,466 shares of the Issuer’s Common Stock issuable upon the exercise of warrants exercisable at price of $1.43 per share; and (iii) 225,000 shares of the Issuer’s Common Stock issuable upon the exercise of warrants exercisable at a price of $4.00, all of which are indirectly held by Damien Lamendola as disclosed in this Schedule 13D. The 3,726,695 shares of the Issuer’s Common Stock directly held by WellEnterprises USA, LLC (and indirectly held by Damien Lamendola) as disclosed in this Schedule 13D, were acquired as consideration for shares of Continental Benefits, LLC (“Continental Benefits”) during its acquisition by Marpai Health, Inc (“Marpai Health”). Prior to the closing of Marpai Health’s acquisition of Continental Benefits (the “Acquisition”), Continental Benefits was 100% owned by WellEnterprises USA LLC which was 100% owned by HillCour, Inc. (“HillCour”). HillCour also held approximately 21.5% of the equity interests of Marpai Health prior to closing of the Acquisition. HillCour is 100% owned by HillCour Holdings LLC (f/k/a HillCour Holding Corporation) (“HillCour Holdings”). Damien Lamendola, is the indirect majority owner of WellEnterprises USA, LLC and HillCour, and the direct majority owner of HillCour Holdings. Mr. Lamendola currently indirectly holds approximately 31.1% of the outstanding capital stock of the Company, and assuming full conversion of certain convertible promissory notes (as disclosed in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 28, 2021).

Item 4.	Purpose of Transaction

Damien Lamendola acquired the securities of the Issuer for business investment purposes. HillCour acquired the securities of the Issuer for investment purposes. WellEnterprises acquired the securities of the Issuer for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a) (b)	Damien Lamendola

As of October 29, 2021 Damien Lamendola may be deemed to be the beneficial owner of: (1) 1,937,968 shares of the Issuer’s Common Stock held directly by HillCour Investment Fund, LLC (9.6% of the outstanding Common Stock), of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power; (2) 3,726,695 shares of the Issuer’s Common Stock (18.5% of the outstanding Common Stock) held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a LLC controlled by Mr. Lamendola, and he holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC; (3) 364,466 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $1.43 per share expiring on January 17, 2025 held directly by HillCour Investment Fund, LLC (1.8% of the outstanding Common Stock), of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power; and (4) 225,000 shares of Common Stock issuable upon the exercise of warrants to purchase the Issuer’s Common Stock at an exercise price of $4.00 per share expiring on December 31, 2021 held directly by HillCour Investment Fund, LLC (1.1% of the outstanding Common Stock), of which Mr. Lamendola is the Manager, and over which he holds voting and dispositive power.

(a) (b)	HillCour Investment Fund, LLC

As of October 29, 2021 HillCour Investment Fund, LLC may be deemed to be the beneficial owner of: (1) 1,937,968 shares of the Issuer’s Common Stock held directly by HillCour Investment Fund, LLC (9.6% of the outstanding Common Stock), and over which it holds the voting and dispositive power; (2) 364,466 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $1.43 per share expiring on January 17, 2025 held directly by HillCour Investment Fund, LLC (1.8% of the outstanding Common Stock), and over which it holds the voting and dispositive power; and (3) 225,000 shares of Common Stock issuable upon the exercise of warrants to purchase the Issuer’s Common Stock at an exercise price of $4.00 per share expiring on December 31, 2021 held directly by HillCour Investment Fund, LLC (1.1% of the outstanding Common Stock), and over which it holds voting and dispositive power.

(a) (b)	WellEnterprises USA, LLC

As of October 29, 2021 WellEnterprises USA, LLC may be deemed to be the beneficial owner of 3,726,695 shares of the Issuer’s Common Stock which it holds directly (18.5% of the outstanding Common Stock), and over which it holds voting and dispositive power.

(c)	Information with respect to all transactions in the shares beneficially owned by each of Damien Lamendola, HillCour Investment Fund, LLC, and WellEnterprises USA, LLC that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d)	No person other than the reporting persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Agreement Relating to Voting Power & Grant of a Power of Attorney and Proxy

On June 28, 2021, (i) HillCour Investment Fund, LLC and WellEnterprises USA, LLC (together, the “HillCour Founding Group”) and (ii) Eli David, Yaron Eitan, Edmundo Gonzalez and Grays West Ventures, LLC (collectively, the “Grays Founding Group”) entered into the Agreement Relating to Voting Power between Co-Founders of Marpai, Inc and Grant of a Power of Attorney and Proxy, an agreement share voting power over a total of 7,826,531 shares of the Issuer’s Common Stock with respect to certain specified matters. As a result of the Power of Attorney and Proxy, the HillCour Founding Group, of which Damien Lamendola is a member, and Grays Founding Group, are deemed to be a “group” under Rule 13d-5(d) of the Exchange Act.

The description of the Agreement Relating to Voting Power between Co-Founders of Marpai, Inc. and Grant of a Power of Attorney and Proxy is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Agreement Relating to Voting Power Between Co-Founders of Marpai, Inc. and Grant of A Power of Attorney and Proxy , dated June 28, 2021, among HillCour Investment Fund, LLC, WellEnterprises USA, LLC, Eli David, Yaron Eitan, Edmundo Gonzalez and Grays West Ventures, LLC (incorporated by reference to Exhibit 4.65 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 20, 2021).

Exhibit 99.2	Warrant Agreement, dated April 1, 2021, by and between the Issuer and HillCour Investment Fund, LLC (incorporated by reference to Exhibit 4.55 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 20, 2021).

Exhibit 99.3	Warrant Agreement, dated July 29, 2021, by and between the Issuer and HillCour Investment Fund, LLC (incorporated by reference to Exhibit 4.66 to the amended Registration Statement on Form S-1 filed by the Issuer with the SEC on September 8, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : January 31, 2022

DAMIEN LAMENDOLA

By:	/s/ Damien Lamendola
Name: Damien Lamendola

HILLCOUR INVESTMENT FUND, LLC

By:	/s/ Damien Lamendola
Name: Damien Lamendola
Its: Manager

WELLENTERPRISES USA, LLC

By:	/s/ Damien Lamendola
Name: Damien Lamendola
Its: Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).